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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
       (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)1



                            EXCEL LEGACY CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    300665106
                                 (CUSIP Number)


                               SEPTEMBER 18, 2001
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]  Rule 13d-1(b)
                  [X]  Rule 13d-1(c)
                  [ ]  Rule 13d-1(d)



-------------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 300665106             SCHEDULE 13G/A                 PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sol Price
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizen
--------------------------------------------------------------------------------
                                    5       SOLE VOTING POWER
          NUMBER OF
                                            0
           SHARES                   --------------------------------------------
                                    6       SHARED VOTING POWER
        BENEFICIALLY
                                            0
          OWNED BY                  --------------------------------------------
                                    7       SOLE DISPOSITIVE POWER
       EACH REPORTING
                                            0
           PERSON                   --------------------------------------------
                                    8       SHARED DISPOSITIVE POWER
            WITH
                                            0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                                   [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.0%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 300665106             SCHEDULE 13G/A                 PAGE 3 OF 6 PAGES


              This Amendment No. 2 relates to the common stock, par value $0.01 per share, of Excel Legacy Corporation, a Delaware corporation ("Legacy"), and further amends the Schedule 13G filed by Sol Price on April 10, 2000 with the Securities and Exchange Commission and amended on August 29, 2000 by Amendment No. 1 thereto (as amended, the "Schedule 13G").

              Effective September 18, 2001, a wholly owned subsidiary of Price Enterprises, Inc., a Maryland corporation ("Enterprises"), merged with and into Legacy (the "Merger"), and Enterprises changed its name to Price Legacy Corporation ("Price Legacy"). Pursuant to the terms of the Merger, each share of Legacy common stock was converted into 0.6667 of a share of Price Legacy common stock. Accordingly, all shares of Legacy common stock that Mr. Price may be deemed to beneficially own were converted into shares of Price Legacy common stock.

              The Schedule 13G is hereby amended and restated in its entirety as follows:


ITEM 1(A).    NAME OF ISSUER:

              Excel Legacy Corporation


ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              17140 Bernardo Center Drive, Suite 300
              San Diego, CA  92128


ITEM 2(A).    NAME OF PERSON FILING:

              Sol Price


ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              c/o Price Entities
              7979 Ivanhoe Avenue, Suite 520
              La Jolla, CA  92037


ITEM 2(C).    CITIZENSHIP:

              U.S. citizen


ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $0.01 per share


ITEM 2(E).    CUSIP NUMBER:

              300665106

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CUSIP NO. 300665106             SCHEDULE 13G/A                 PAGE 4 OF 6 PAGES


ITEM 3.       IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2
              (B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.


ITEM 4.       OWNERSHIP.

              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a)      Amount beneficially owned = 0

              (b)      Percent of class = 0.0%

              (c)      Number of shares as to which such person has:

                       (i)      Sole power to vote or to direct the
                                vote = 0

                       (ii)     Shared power to vote or to direct the
                                vote = 0

                       (iii) Sole power to dispose or to direct the disposition of = 0

                       (iv) Shared power to dispose or to direct the disposition of = 0


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following. [X]


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

              Not applicable.


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

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CUSIP NO. 300665106             SCHEDULE 13G/A                 PAGE 5 OF 6 PAGES


ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.












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CUSIP NO. 300665106             SCHEDULE 13G/A                 PAGE 6 OF 6 PAGES


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  October 2, 2001


                                               SOL PRICE


                                               /s/ Sol Price
                                               --------------------------------